April 3, 2014

VIA EDGAR CORRESPONDENCE

Mr. Mark P. Shuman

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sabre Corporation

Amendment No. 3 to Registration Statement on Form S-1

Filed March 26, 2014

Amendment No. 4 to Registration Statement on Form S-1

Filed March 31, 2014

File No. 333-193438

Dear Mr. Shuman:

On behalf of our client, Sabre Corporation (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated April 1, 2014, with respect to the above referenced Amendment No. 3, filed on March 26, 2014, and Amendment No. 4, filed on March 31, 2014, to the Registration Statement on Form S-1 filed on January 21, 2014 (the “Registration Statement”).

In addition, set forth below is information to supplement the Company’s prior response to comment 32 of the Staff in its letter dated February 14, 2014 (the “February 14 Comment Letter”), with respect to the Registration Statement.

Mr. Mark P. Shuman

Securities and Exchange Commission

The Company has filed today Amendment No. 5 (“Amendment No. 5”) to the Registration Statement, together with this letter via EDGAR correspondence. Capitalized terms used but not defined in this letter are used as defined in Amendment No. 5.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 5.

Selected Historical Consolidated Financial Data, page 65

1.	We note the amended disclosures in response to prior comment 4. Tell us what consideration you gave to also describing the nature and impact of the changes made to gross margin on the historical financial data in response to comment 18 of our letter dated February 14, 2014.

Based on the Company’s further understanding of the Staff’s prior comment 4, the Company has revised the Selected Historical Consolidated Financial Data on page 72 and the remainder of the S-1 to exclude all references to Gross Margin. The Company has removed references to Gross Margin throughout the financial statements and related notes thereto and included a cross reference to Note 2, Summary of Significant Accounting Policies to the consolidated financial statements regarding Reclassifications on the Selected Historical Consolidated Financial Data table. The Company has revised its MD&A disclosures to explain the movement in total cost of revenues on a consolidated basis and by segment, including depreciation and amortization designated as cost of revenue, to ensure a complete presentation of each segment’s results of operations. The Company believes this presentation is responsive to the Staff’s concerns and continues to provide the reader with an accurate summary of the Company’s consolidated and segment results of operations.

One of the Company’s segment metrics is Adjusted Gross Margin which had previously been reconciled to Gross Margin on pages 74 to 76. The Company has revised its reconciliations of this Non-GAAP metric to begin with Operating Income/(Loss), the most directly comparable GAAP measure, to Adjusted Gross Margin that is presented in the Registration Statement.

2.	To the extent that you present the non-GAAP liquidity measure of “adjusted free cash flow” throughout your filing, revise to include all three major categories of the statements of cash flows with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

In response to the Staff’s comment, the Company has amended its disclosure on pages 17, 20, 72 and 76 to include all three major categories of the statements of cash flows with equal or greater prominence.

3.	We note that the non-GAAP measure of adjusted free cash flow includes an adjustment for Travelocity working capital. You indicate that this reconciling item

Mr. Mark P. Shuman

Securities and Exchange Commission

represents the estimated impact on cash provided by operating activities due to the migration of bookings from your technology platform to Expedia’s platform in connection with the Expedia SMA. Tell us why you believe it is appropriate to adjust your historical financial data for an estimated amount. Further explain, and consider disclosing, how this amount was calculated. In addition, tell us what consideration was given to specifically quantifying the actual and reasonably expected impact on cash provided by operating activities in your discussion of Liquidity and Capital Resources. In this regard, we note that you only quantify the total operating liability for Travelocity on page 108 and that you only explain the impact that the Expedia SMA will have on your travel supplier liability on page 109.

The Company acknowledges the Staff’s comment and respectfully submits that the reconciling item referred to by the Staff does not clearly reflect the state of facts. Accordingly, the Company has revised the disclosure on pages 20, 21, 76 and 77 to clarify that the reconciling item represents the decrease in travel supplier liabilities and accounts payable as impacted by the Expedia SMA for the period November 1, 2013 through December 31, 2013 compared to the corresponding period in 2012, rather than an estimated amount. We have also revised the disclosure on pages 20, 21, 76 and 77 to clarify how these amounts were calculated.

In response to the Staff’s comment, the Company has also revised the disclosure on pages 109 and 110 to specifically quantify actual and reasonably expected impacts on cash provided by operating activities and working capital in the discussion of Liquidity and Capital Resources.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Reclassifications, page F-10

4.	We note your response to prior comment 8. Please address the revision made in response to comment 18 of our letter dated February 14, 2014 to include depreciation and amortization, to the extent associated with cost of revenue, in gross margin. Tell us what consideration was given to the disclosure requirements of ASC 250-10-50-7 to 50-9.

Based on the Company’s further understanding of the Staff’s prior comment 8, the Company has revised its financial statements on page F-3 and throughout the financial statements and related notes thereto to exclude the reference to Gross Margin such that Gross Margin is no longer presented in its financial statements. In Note 2, Summary of Significant Accounting Policies on page F-10 the Company has added disclosure stating that it has (1) removed the presentation of Gross Margin from its Consolidated Statement of Operations and (2) reclassified depreciation and amortization to Cost of Revenue and Selling General and Administrative, identifying the amounts reclassified for each period presented.

Mr. Mark P. Shuman

Securities and Exchange Commission

One of the Company’s segment metrics included in Note 21, Segment Information on page F-65 to the consolidated financial statements is Adjusted Gross Margin which had previously been reconciled to Gross Margin. The Company has revised its reconciliation of this Non-GAAP measure on page F-67 to begin with Operating Income/(Loss), the most directly comparable GAAP measure, to Adjusted Gross Margin that is presented in the financial statements.

The Company believes this presentation is responsive to the Staff’s concerns and continues to provide the reader with an accurate summary of our consolidated and segment results of operations.

Note 3. Acquisitions

Acquisition of PRISM, page F-17

5.	Consistent with your response to prior comment 10 that PRISM is immaterial for disclosure purposes, revise to disclose that the amounts of revenue and earnings of the acquiree since the acquisition are not material for each of the periods presented. Please note that you should continue to include the disclosures for business combinations that occurred in a period for which financial statements are being presented comparatively with the financial statements of the current reporting period.

In response to the Staff’s comment, the Company has amended its disclosure on page F-18 of the Registration Statement to disclose that the amounts of revenue and earnings of PRISM since the acquisition are not material for each of the periods presented. The Company undertakes to continue to include disclosures for business combinations that occurred in a period for which financial statements are being presented comparatively with the financial statements of the current reporting period.

Note 19. Earnings Per Share, page F-87 (from the February 14 Comment Letter)

32.	We note your disclosure on page 51 that you will use a portion of the proceeds to repay outstanding indebtedness. Once you determine the amount of debt to be repaid, please revise to include pro forma earnings per share information giving effect to the number of shares issued in the offering whose proceeds will be used to extinguish a portion of your outstanding debt. Please ensure that the footnotes to your pro forma disclosures clearly support your calculations of both the numerator and denominator used in your pro forma disclosures. We refer you to SAB Topic 3A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

The Company supplementally advises the Staff that it has updated the relevant disclosures to provide pro forma earnings per share information giving effect to the number of shares issued in the offering, a portion of the net proceeds of which will be used to extinguish a portion of its outstanding indebtedness and the redemption of

Mr. Mark P. Shuman

Securities and Exchange Commission

preferred stock. The Company has also revised disclosure to provide a pro forma balance sheet reflecting the impacts of these items as well as the impact of the Tax Receivable Agreement.

*        *        *

Please direct any comments or questions regarding this filing to the undersigned at (212) 225-2556 or David Lopez at (212) 225-2632.

Very truly yours,

/s/ Pamela L. Marcogliese

Pamela L. Marcogliese
Cleary Gottlieb Steen & Hamilton LLP

cc:	Melissa Walsh
Stephen Krikorian
Matthew Crispino
Securities and Exchange Commission

Sterling L. Miller
Sabre Corporation

David Lopez
Cleary Gottlieb Steen & Hamilton LLP

Craig E. Marcus
Ropes & Gray LLP